MAIL STOP 3561


								March 28, 2006



Mr. Ronald Valenta
Chief Executive Officer
General Finance Corporation
260 S. Los Robles, Suite 217
Pasadena, CA 91101


RE:	General Finance Corporation
	Amendment 4 to Registration Statement on Form S-1
	Filed March 22, 2006
      File No. 333-129830

Dear Mr. Valenta:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1. We note your supplemental response to prior comment four of our letter dated March 21, 2006 that "we do not intend to change the voting requirement." Please explain this statement in light of the disclosure in the prospectus that you will not change these procedures. Furthermore, we continue to note that the business combination procedures may be changed with unanimous approval of the shareholders. Please disclose whether the company views the business combination procedures as stated in the Certificate of Incorporation and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

2. In light of the statement that you may effect a business combination with any operating company in any industry and that you may at any time divert your efforts to seek businesses other than specialty finance companies, please remove the disclosure in the summary and the business section relating to management`s experience in the specialty finance industry.

Director Independence, page 41

3. In light of the added disclosure that you will not consummate a business combination with an affiliated company, please explain or clarify the statement that "any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties" on page 41.

Legality Opinion

4. We note the statement in the legality opinion that "Members of our
Firm are admitted to the Bar of the State of California." Please remove this statement since it acts as a qualification on the legality opinion under the state of Delaware.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551- 3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to H. Yuna Peng at (202) 551-3391, or, Pam Howell, who supervised the review of your filing, at (202)
551-3357.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Alan B. Spatz, Esq. (by facsimile)
      	310-201-4746
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Mr. Ronald Valenta
General Finance Corporation
March 28, 2006
Page 3